UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

YADKIN FINANCIAL CORPORATION

(Name of Issuer)

Voting Common Stock, par value $1.00 per share

(Title of Class of Securities)

984314104

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,290,462
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,290,462
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,167
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,167
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,290,462
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,290,462
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,629
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,295,629
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,629
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,295,629
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,629
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,295,629
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Voting Common Stock, par value $1.00 per share (the “Common Stock”), of Yadkin Financial Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by each of the following persons (collectively, the “Reporting Persons”):

(i) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”); (ii) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Lightyear Co-Invest II”); (iii) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”); (iv) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”); (v) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”); and (vi) Mr. Mark F. Vassallo, a United States citizen.

(b) The principal business address of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019.

(c) Lightyear Fund II and Lightyear Co-Invest II are private investment funds that invest in leveraged buyouts, recapitalizations and growth capital opportunities.

The principal business of Lightyear Fund II GP is acting as general partner of Lightyear Fund II.

The principal business of Lightyear Fund II GP Holdings is acting as general partner of Lightyear Fund II GP and Lightyear Co-Invest II.

The principal business of LY Holdings is acting as managing member of Lightyear Fund II GP Holdings and certain other affiliated entities.

The present principal occupation of Mr. Vassallo is as Managing Partner of Lightyear Capital LLC.

(d) – (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On January 27, 2014, the Issuer, VantageSouth Bancshares, Inc. (“VantageSouth”), and Piedmont Community Bank Holdings, Inc. (“Piedmont”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Piedmont and VantageSouth merged with and into the Issuer on July 4, 2014 (the “Mergers”).

In the Mergers each of the 364,377 and 822 outstanding shares of Piedmont common stock held by Lightyear Fund II and Lightyear Co-Invest II, respectively, was converted into (i) 6.28597 shares of the Common Stock; (ii) a pro rata portion of cash in respect of Piedmont’s $4.2 million deferred tax asset (subject to adjustment in accordance with an independent evaluation); (iii) a pro rata portion of cash in an amount equal to the cash held by Piedmont at the date of closing of the Mergers; (iv) a portion of cash in an amount equal to the closing price of the Common Stock on the date immediately prior to the Mergers multiplied by the fractional shares of Common Stock that Lightyear Fund II and Lightyear Co-Invest II would have received as a result of the conversion of the 364,377 and 822 outstanding shares of Piedmont common stock held by Lightyear Fund II and Lightyear Co-Invest II, respectively, into 6.28597 shares of the Common Stock and (v) a right to receive a pro rata portion of certain shares of

Common Stock at a later date if such shares do not become payable under the Piedmont Phantom Equity Plan. The Merger Agreement requires the Issuer to establish a “rabbi trust” to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Mergers. A total of 856,447 shares of the Common Stock will be issued to and held by the rabbi trust. If the shares of Common Stock held in the rabbi trust are not fully used to fund the Piedmont Phantom Equity Plan, any remaining shares of Common Stock will be distributed to the holders of Piedmont common stock on a pro rata basis as additional merger consideration.

Lightyear Fund II and Lightyear Co-Invest II have the right to receive a maximum of 212,775 and 480 shares of Common Stock, respectively, currently held by the rabbi trust. Beneficial ownership of such shares by the Reporting Persons is expressly disclaimed, and such shares of Common Stock are not reported as beneficially owned by such Reporting Persons on the cover pages of this Schedule 13D.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on their ongoing review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price of the Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects), the Reporting Persons may, from time to time, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). From time to time the Reporting Persons may express their views to management, the Board of Directors of the Issuer, other shareholders, or third parties regarding the Issuer or its securities. The Reporting Persons may also formulate positions, plans or make proposals with respect to the Issuer.

As of the date of this filing, Thierry Ho, a Managing Director of Lightyear Capital LLC, an affiliate of the Reporting Persons, is a member of the Issuer’s Board of Directors.

Other than as described in this statement on Schedule 13D, the Reporting Persons do not have any present positions, plans, or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such positions, plans, or proposals.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 2,295,629 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of Common Stock. The percentages of beneficial ownership reported in this Schedule 13D are based on 31,644,975 shares of Common Stock expected to be outstanding as of the consummation of the Mergers, as reported in the Issuer’s Notice of Annual Meeting of Stockholders on Form 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on May 12, 2014.

Lightyear Fund II directly holds 2,290,462 shares of Common Stock, representing approximately 7.2% of the issued and outstanding shares of Common Stock. Lightyear Fund II GP is the general partner of Lightyear Fund II. Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP. LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 2,290,462 shares of Common Stock held directly by Lightyear Fund II.

Lightyear Co-Invest II directly holds 5,167 shares of Common Stock, representing approximately 0.02% of the issued and outstanding Common Stock. Lightyear Fund II GP Holdings is the general partner of Lightyear Co-Invest II. LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 5,167 shares of Common Stock held directly by Lightyear Co-Invest II.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by Lightyear Fund II and Lightyear Co-Invest II to the extent directly or indirectly controlled by it or him, but the filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons (other than Lightyear Fund II and Lightyear Co-Invest II to the extent they directly hold shares of Common Stock) is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in any shares of Common Stock during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Registration Rights Agreement

The Issuer, Lightyear Fund II, Lightyear Co-Invest II and certain other shareholders entered into a Registration Rights Agreement, dated as of July 4, 2014 (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, Lightyear Fund II and Lightyear Co-Invest II have the right to require the Issuer to register all or any portion of their Common Stock under the Securities Act of 1933 on Form S-3 or another appropriate form. Each of Lightyear Fund II and Lightyear Co-Invest II is entitled to request up to three registrations in the aggregate in any 365 day period during the six (6) year period commencing on the date that is three months after July 4, 2014 and an unlimited number of short-form registrations on Form S-3, including underwritten offerings during that period. In addition, if the Issuer proposes to file a registration statement in connection with a public offering of Common Stock, Lightyear Fund II and Lightyear Co-Invest II will be entitled to piggyback registration rights pursuant to which the Issuer will be required to include in such registration such number of shares of Common Stock as they may request. Lightyear Fund II and Lightyear Co-Invest II have also agreed that they will enter into lockup agreements in connection with certain offerings if so requested by the underwriters of such offerings. These registration rights will also be subject to cutbacks, priorities and other limitations.

The Registration Rights Agreement also provides that the Issuer will pay all expenses relating to such registrations and indemnify Lightyear Fund II and Lightyear Co-Invest II against certain liabilities which may arise under the Securities Act of 1933.

Phantom Equity Plan and Rabbi Trust Agreement

The Merger Agreement required the Issuer to establish a “rabbi trust” to serve as a source of payment for both (i) payments due under the Piedmont Phantom Equity Plan and (ii) contingent consideration payable to holders of Piedmont common stock participating in the Mergers, including Lightyear Fund II and Lightyear Co-Invest II. A total of 856,447 shares of the Common Stock will be issued to and held by the rabbi trust. Shares of Common Stock will be paid out under the Piedmont Phantom Equity Plan on the earlier of (i) December 31, 2018 or (ii) a “change of control” (as defined in the Piedmont Phantom Equity Plan), in amounts determined pursuant to the Piedmont Phantom Equity Plan.

If the shares of Common Stock held in the rabbi trust are not fully used to fund the Piedmont Phantom Equity Plan, any remaining shares of Common Stock will be distributed to the former holders of Piedmont common stock on a pro rata basis as additional merger consideration. Lightyear Fund II and Lightyear Co-Invest II have the right to receive a maximum of 212,775 and 480 shares of Common Stock, respectively, currently held by the rabbi trust.

The foregoing description of the terms of the Registration Rights Agreement and the Piedmont Phantom Equity Plan are qualified in their entirety by reference to the full text of such agreements. The Registration Rights Agreement and Piedmont Phantom Equity Plan are filed as Exhibit 3 and Exhibit 4, respectively, each of which is incorporated herein by reference.

Except as set forth in this statement on Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of July 14, 2014.

2.	Power of Attorney appointing Lori Forlano as Attorney-in-Fact.

3.	Registration Rights Agreement made and entered into as of July 4, 2014 by and among Yadkin Financial Corporation and the other entities party thereto.

4.	Piedmont Community Bank Holdings, Inc. Phantom Equity Plan, dated January 24, 2014 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on March 26, 2014)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P., its general partner
By: Lightyear Fund II GP Holdings, LLC, its general partner
By: LY Holdings, LLC, its managing member

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title: Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner
By: LY Holdings, LLC, its managing member

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title: Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner
By: LY Holdings, LLC, its managing member

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title: Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	LY Holdings, LLC, its managing member

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title: Authorized Signatory

LY HOLDINGS, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title: Authorized Signatory

MARK F. VASSALLO, an individual

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title: Attorney-in-Fact

Dated: July 14, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of July 14, 2014.

2.	Power of Attorney appointing Lori Forlano as Attorney-in-Fact.

3.	Registration Rights Agreement made and entered into as of July 4, 2014 by and among Yadkin Financial Corporation and the other entities party thereto.

4.	Piedmont Community Bank Holdings, Inc. Phantom Equity Plan, dated January 24, 2014 (incorporated by reference as Exhibit 10.1 to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on March 26, 2014)